Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 15 DATED JUNE 14, 2011

TO THE PROSPECTUS DATED APRIL 28, 2011

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 28, 2011 (the “Prospectus”), as supplemented by Supplement No. 13 dated May 26, 2011 and Supplement No. 14, dated June 7, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Offering Proceeds.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Offering Proceeds”

The following subsection is inserted at the end of the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property” on page 89 of the Prospectus:

Debt Secured by Our Offering Proceeds

On June 8, 2011, we, through one of our wholly-owned subsidiaries, as Borrower, entered into a Revolving Credit Agreement, which we refer to herein as the “Revolving Credit Agreement,” with the lenders from time to time who are parties thereto, which we refer to herein collectively as the “Lenders,” and KeyBank National Association, as agent for the Lenders, which we refer to herein as the “Agent,” providing for future credit advances in an initial aggregate amount of $40.0 million and allowing for increases in the commitments up to a maximum aggregate amount of $100.0 million, subject to a successful syndication and other customary provisions. The outstanding principal balance on loans made pursuant to the Revolving Credit Agreement shall bear interest at LIBOR plus 3.50%. An alternative base rate plus margin based pricing is available as well. The initial maturity date of the Revolving Credit Agreement is December 8, 2012 and may be extended to June 8, 2013, subject to certain conditions. Borrowings under the Revolving Credit Agreement are available to finance the acquisition and operation of properties, for refinancing our other debt obligations, as well as for working capital. As of June 14, 2011, there were no amounts outstanding under the Revolving Credit Agreement.

We are the guarantor of Borrower’s obligations under the Revolving Credit Agreement and, pursuant to agreements with the Agent, have pledged and granted a security interest in, and liens upon, the gross proceeds of our primary public offering of shares of our common stock, which we refer to herein as the “Equity Offering,” as collateral for the borrowings.

The Revolving Credit Agreement requires that as of the end of each month, commencing with September 30, 2011, we must have generated gross proceeds from the Equity Offering equal to an aggregate amount of at least $60.0 million during the previous three full calendar months, which we refer to herein as the “Minimum Equity Raise Requirement.” If we fail to meet the Minimum Equity Raise Requirement, 100% of the net proceeds of our Equity Offering must be applied to reduce amounts outstanding under the Revolving Credit Agreement until we are able to meet the Minimum Equity Raise Requirement. In addition, if we fail to generate at least $30.0 million in gross proceeds during the previous three full calendar months, the Borrower may not draw any amounts under the Revolving Credit Agreement until such condition has been satisfied.

The Revolving Credit Agreement has a mandatory prepayment provision pursuant to which the Borrower, starting three full months after the first borrowing and each month thereafter, will apply: certain percentages, ranging from 50% to 100%, of the net proceeds (after deducting certain expenses of the Equity Offering and other adjustments) raised from the Equity Offering during the prior month, to reduce outstanding amounts under the Revolving Credit Agreement. Further, the Revolving Credit Agreement requires that all net proceeds (after payments of fees, expenses, debt and certain other amounts) from any sales of our properties be applied to reduce amounts outstanding under the Revolving Credit Agreement.

In addition, the Revolving Credit Agreement provides for the maintenance of consolidated quarterly financial covenants (as set forth in the Revolving Credit Agreement), including: (i) a total leverage ratio test; (ii) a fixed charge coverage ratio test; (iii) a liquidity threshold; and (iv) a tangible net worth test.

        The Revolving Credit Agreement further contains affirmative and negative covenants (as defined in the Revolving Credit Agreement) which, among other things, require Borrower to deliver to Lenders specified quarterly and annual financial information, and limit Borrower and/or us, subject to various exceptions and thresholds from: (i) creating liens on the collateral; (ii) merging with other companies or changing ownership interest; (iii) selling all of its assets or properties; (iv) incurring certain additional indebtedness; (v) entering into transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; (vii) paying distributions that would otherwise cause or contribute to a default under the Revolving Credit Agreement; and (viii) if in default under the Revolving Credit Agreement, paying certain fees to affiliates and repaying certain loans to affiliates.

The Revolving Credit Agreement permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Revolving Credit Agreement, the Lender may accelerate the repayment of amounts outstanding and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.